Exhibit 3.1

Amendment to By-Laws of Cabot Corporation
Adopted September 9, 2011

Section 3.4 was amended to read as follows:

“3.4 Vacancies of Directors. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director or directors so chosen shall hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until their successors are duly elected and shall qualify, unless they sooner die, resign, or are removed or replaced. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these by-laws as to the number of directors required for a quorum or for any vote or other actions.”